Filed by Tut Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Copper Mountain Networks, Inc.

Commission File No.: 000-25865

TUT SYSTEMS

Moderator: Salvatore D’Auria

April 27, 2005

7:30 am CT

Operator:

Good morning. My name is (Michelle) and I will your conference facilitator. At this time I would like to welcome everyone to the Tut Systems first quarter financial results conference call.

All lines have been placed on mute to prevent any background noise. After the speakers remarks there will be a question and answer period. If you would like to ask a question during this time simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question press star then the number 2 on your telephone keypad. Thank you.

I would now like to turn the call over to Mr. Randy Gausman, Chief Financial Officer for Tut Systems. Please go ahead sir.

Randall Gausman:

Good morning and thank-you for joining our conference call to report on our first quarter 2005 business and financial results. I am Randy Gausman, CFO of the company.

Before I turn the call over to Sal D’Auria, our Chairman, President and CEO, I would like to remind you that today’s conversation will contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Specifically, without limitation, our expectations about our revenues, gross margin, total operating expenses, earnings per share, cash balances and acquisition activities are forward-looking statements within the meaning of the Safe Harbor. Forward-looking statements are based on management’s current expectations and beliefs, and are subject to risks and uncertainties. As a result, actual results may differ materially from the forward-looking statements contained herein.

Risks that relate to these forward-looking statements include the risks inherent in new and developing technologies and markets, the risk that competitors will introduce rival technologies and products, and the risk that the expected financial benefits of new technology deployments will not be achieved as a result of unforeseen costs or events. Further detailed information about risk factors that may impact our business is set forth in our periodic filings with the Securities and Exchange Commission. We expressly disclaim any obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Now I would like to turn the call over to Sal for his opening remarks.

Salvatore D’Auria:	Well thanks Randy and welcome to our early morning conference call. The telco TV market is one of the most exciting market segments in the telecommunications space today. And we believe that TUT is extremely well positioned in the market and our progress in Q1 is a good indicator of that.

Q1 was a good quarter for TUT. We made very important progress with our core customer base, potential large carrier customers, partners and new product initiatives. Revenue grew, backlog grew, our sales funnel grew. Margins have increased. Master headend wins have more than doubled in the last quarter and we recorded our first MPEG-4 revenue.

We successfully moved to the next step with a number of large carriers and potential partners. And we are particularly excited about our new products. These new products provide an expanded range of video enabled solutions, solutions that will be required for the successful real world deployment of video across the largest networks in the world, solutions that expand our market opportunity and get us into new market segments.

And now I’ll turn it over to Randy to talk about the Q1 financials.

Randall Gausman:	Our total revenues for the first quarter ending March 31, 2005, were $7.1 million compared with revenue of $6.2 million for the quarter ending March 31, 2004, and $7.0 million for the quarter ending December 31, 2004. This represents a 14.2% increase over the first quarter of 2004 and a 0.5% increase over the fourth quarter of 2004. Our video processing systems revenue was $5.9 million, an increase of 39% compared with the first quarter ending March 31, 2004, and unchanged compared with the fourth quarter ending December 31,

2004. Revenue from our broadband transport and service management products in the first quarter of 2005 was $1.1 million; a 41% decrease from the first quarter of 2004 and unchanged from the fourth quarter of 2004. The year-over-year increase in our video processing systems revenue was due primarily to strong growth in all parts of our video processing business. In particular, we recognized revenue for the first time from MPEG-4 AVC. Also, we had a strong gain from video transmission systems revenue related to the delivery of video signals across enterprise, government and education networks, also known as video trunking. The year-over-year decrease in our broadband transport and service management product revenue continues to be primarily due to customers choosing competing wireless data transmission products instead of our products.

We are highly confident that the market for digital TV headend sales will expand this year. We continue to watch very closely the availability of MPEG-4 set-top-boxes and we are beginning to see signs that lead us to believe they will be available before the end of this quarter.

Just two weeks ago we announced our newest product the Astria Video Services Processor or Astria VSP and demonstrated it last week at the National Association of Broadcasters convention in Las Vegas. This new product will enable us to expand our market opportunities among both the tier one telcos and cable MSOs.

We expect sales of our broadband transport and service management products to remain flat or unchanged in the second quarter of 2005, and then to increase in the second half of the year as we introduce new products.

International sales represented 18% of our total sales for the first quarter compared with 28% in the fourth quarter of 2004. Two customers, FTC Management, Inc., an U.S. IOC, and Major League Baseball Advance Media accounted for 23% and 11%, respectively of the revenue during the first quarter of 2005.

For the quarter ending March 31, 2005, our cost of goods sold was $4.2 million, a $0.1 million decrease from the quarter ending December 31, 2004.

Our gross profit and gross margin for the first quarter ending March 31, 2005, were $2.9 million and 41%, respectively compared with $2.7 million and 39% for the fourth quarter ending December 31, 2004.

Operating expenses, including amortization of intangibles of $0.4 million, were $6.1 million for the first quarter of 2005, an increase of $0.7 million from the fourth quarter in 2004. The quarter-to-quarter increase in operating expenses was primarily due to an increase in R&D expenses of $0.4 million related to the acceleration of the development of our Astria VSP product for specific customer trial requirements and the demonstration at the National Association of Broadcasters convention in Las Vegas. Also, contributing was an increase in personnel related expenses of $0.2 million and an increase in bad debt expense of $0.1 million.

The net loss for the quarter was $3.3 million or $0.13 per share, basic and diluted, compared with a net loss of $2.6 million or $0.11 per share, basic and diluted, for the fourth quarter in 2004.

Cash and cash equivalents totaled $9.5 million at March 31, 2005, a decrease of $2.9 million from December 31, 2004. The net decrease in cash was primarily due to our use of $2.4 million for operating activities and $0.5 million for the purchase of property and equipment.

Accounts receivable were $7.3 million at quarter-end compared with $6.6 million at December 31, 2004. DSO or days sales outstanding were 93 days at quarter-end compared with 86 days at the end of the fourth quarter 2004. Since the end of the fourth quarter, our accounts receivable collections have increased resulting in a drop of our DSOs to 70 days.

At quarter-end, total current liabilities were $6.4 million compared with $4.8 million at the end of December 31, 2004. The increase in current liabilities was due to an increase in the end of the quarter purchases related to both operating and merger activities.

Salvatore D’Auria:	Well thanks Randy. There are now more than 120 TUT powered video networks around the world. During the quarter both our MPEG-2 customer base and our new MPEG-4 customers were strong. And we saw the number major headend wins in the quarter more than double over last quarter to seven wins. This is the largest number of major headend wins that we have ever recorded in a quarter. Two of those seven wins were MPEG-4 head wins. And we saw our first revenue from MPEG-4 this quarter.

We believe that one of our MPEG-4 customers may be the first MPEG-4 carrier deployment in the US. The MPEG-4 set top box availability is still challenging but seems to be getting better. We expect to see greater availability and a broader selection throughout the year.

One interesting win was with Major League Baseball Advanced Media, one of our 10% customers. You’ll be seeing more about this very interesting video application in the coming weeks. But I think it’s fair to say the next time you see a major league baseball video, TUT equipment touched the video.

We are very pleased with the progress we have made with top tier carriers in the US this quarter. We are working on a set of opportunities with a multitude of top tier carriers. There are at least three distinct opportunities that have made meaningful progress this quarter. One large carrier opportunity has progressed from lab trial to phase two, or extending lab trail, and we are getting positive signals that we are progressing towards a phase three. Phase three trial could take place later this quarter.

A second opportunity with another large carrier has progressed from RFP response to a notification of participation in the next step or short list process.

A third opportunity with yet another carrier has progressed from our RFI response to a short list and request for specific configuration pricing. These three opportunities alone could represent in excess of $200 million in business for TUT over the next two to three years. We believe that these carriers will be making certain decisions over Q2 and Q3 and that they could represent a new incremental opportunity for us on top of our core business before the end of ‘05.

We’re also making good progress through discussion with a set of large potential distribution partners. We are very confident that if required by a top tier customer we could have a partner relationship to fit the requirements. We like the leverage the large partners can bring.

Early this month we announced a reseller agreement with Huawei in China. As part of this agreement Huawei will be reselling our Astria product line to telco TV deployments around the world. They are very active in Asia but they’re also very active throughout Europe and the rest of the world and we’re very pleased with the progress they’re making. They have shared with us some of the details of their growing sales funnel and we are very pleased with that. And we have recently received in this quarter two new lab trial orders for top tier carriers in Asia through Huawei. Again we fully appreciate the value that the partners can bring.

Beyond Huawei in Q1 we had two master headend wins in Asia. One of these came through a relationship with a technology partner. Again we like partners.

At the recent NAB show, National Association of Broadcasters show in Las Vegas, we demonstrated a number new products and solutions on the show floor and in private showings with potential customers in our demonstration suite. These solutions are the result of our experience in enabling video in over 100 real world networks. As even large carriers deploy we believe that they will have certain challenges in delivering video. Our solutions directly address many of these challenges before they become video quality issues for the consumer.

One of the new Astria applications that we demonstrated at the NAB show is called forward error correction or “FEC.” When video is transported from a supper headend to a video hub office to a video serving office it has many opportunities to lose information. FEC was designed to correct the problem of potential dropped packets, dropped IP packets, in these multiple hop carrier video networks. We think this is going to be an important new application for our customers.

We demonstrated our Astria implementation of MPEG-4 AVC. And we are very proud of this product that our engineers developed internally directly from the standard, developed from the ground up. We continue to believe that we have the best quality video for the lowest peak bit rate. We believe our constant bit rate control capabilities are very important to the customers in the real world and that we have the lowest variance in the industry.

Additional flexibility in our fluid DSP approach to encoding of MPEG-4 AVC we believe is very important. And we believe that the soon to be released MPEG-2 to MPEG-4 transcoding will be a compelling solution. We have demonstrated our MPEG-4 AVC to over 20 major customers around the world and have received many compliments on the quality of the video and the robustness of the feature set.

The key new product announcement that we made at the NAB show was the Astria VSP or video service processor. This product and its companion T-View Element Management System are defining a new class of true carrier class video enabling products. With the Astria VSP we now have a solution that can address fiber to the home deployments where carriers have chosen our RF modulation. We believe that it is the densest QAM and AMVSP box in the industry and is able to handle both analog and digital. It is capable of hundreds of analog channels and thousands of digital channels in a single 14 RU box that is 12 inches deep.

There is no single point of failure in the system. It has complete one to one and one to n redundancy. It has a complete set of industry standard interfaces, Gig E, OC-3, OC-12, DS-3, and T-1 are available. The product is NEBS 3 certified. And the T-view EMS has broad Telcordia OSS capabilities and is Osmine complete. And it’s a true carrier class product.

We are very pleased with the response that we received from the potential customers in the private showings.

I’d like to recognize the VSP team in San Diego and Pleasanton for an exceptional job in developing a break-through product. You are a world class team and thanks for delivering on a very challenging schedule.

If there was one surprise at the show, it was the interest that we saw from prospective customers from the cable industry. We left the show with a number of new cable company leads to follow up on. Beyond fiber to the home applications, we may have hit upon a sweet spot in the cable marketplace.

This product is ready today for lab trial. We expect the first revenue from the VSP in Q3. We believe this product opens up a significant new set of market opportunities for us in both the fiber to the home and the coax based architecture networks.

One last comment on our new products. Our PBN group has been quietly developing some exciting new products. Expect to see some announcements in the coming months. Now back to Randy.

Randall Gausman:	Thanks Sal.

Let me now turn to our forward-looking guidance. Remember that the forward-looking statements that I am about to make are subject to many risks and uncertainties as described at the beginning of this call. Further, because of the high cost per unit of our headend systems, if we were to sell even one less system than our forecasted number of headend sales per quarter, such a decrease in sales volume would have a material and adverse impact on our revenue for that quarter.

We are providing the following guidance for the second quarter of 2005. We expect that second quarter revenue from our core products to increase by approximately 10% to $7.7 million. As we enter the second half of this year, we expect continued growth in our core business and to potentially see incremental revenue from certain large carriers. We anticipate commenting further on this potential over the next two quarters as certain key contracts are awarded.
We estimate that our gross margin percentage will be approximately 41% for the second quarter. We estimate second quarter operating expenses including amortization of intangibles of $400,000 will be approximately $6.5 million. This higher level of OPEX spending includes one month of expenses for the additional Copper Mountain employees following the close of the merger. We expect to hire approximately 41 Copper Mountain employees, of which 35 are engineers.
In 2006 with the additional revenue opportunities previously described, we expect the Copper Mountain acquisition will be accretive to our bottom line. Upon closing of the CoSine and Copper Mountain acquisitions, we expect that our cash position to be approximately $30 to $33 million
We expect the weighted average number of shares outstanding to be approximately 25.4 million shares for the second quarter excluding the 6.0 million and 2.5 million shares to be issued to CoSine and Copper Mountain shareholders respectively after the mergers close.
This includes my financial comments and guidance. As a reminder, we will not be reviewing or commenting on financial models or providing additional details to our expectations after this call or during the quarter. We also wish to remind you that Tut’s actual financial results may vary materially from our guidance due to factors that are unforeseen or whose results are unpredictable at this time.
Before I turn the call back over to Sal for additional comments, I would like to invite you to visit our website at www.tutsys.com to learn more about our exciting line up of new products.
Now I’ll turn the call back over to Sal for his closing remarks.
Salvatore D’Auria:	Well, thanks Randy.
An update on the two merger transactions. We are planning to close both the CoSine and the Copper Mountain transactions before the end of May. The Copper Mountain proxy has been filed and should be in the mail to you shortly. The CoSine mailing should be following on the heels of that.

We believe that these are the right transactions for all three companies, Tut, CoSine and Copper Mountain. And we encourage all shareholders to vote yes. Please understand that not voting is a no vote.

We encourage shareholders of Copper Mountain and CoSine to learn more about Tut through our website and public filings and we are excited about having you part of the Tut shareholder family.

In closing, we are very excited that we have now reached over 120 Tut powered networks around the world. With our expanded set of products, we have created a family of carrier class telecommunication products that enable video services for all service provider architectures, copper, fiber, and coax.

We have uniquely combined expertise in world class video processing and world class network processing. Our multi-edge intelligent video products put us in an important leadership position and set us apart in this very exciting video market segment.

You should expect to see more product announcements. You should expect to see larger customer announcements. You should expect to see new partner announcements. And you should expect to see our core business grow and expect to see a positive change in our revenue profile from additional opportunities before the end of ‘05.

Again, thank you for your time early this Wednesday morning. And now we’d like to open it up for questions.

Operator:	At this time I would like to remind everyone if you would like to ask a question, press star then the number 1 on your telephone keypad.

We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from the line of Paul Johnson with Nicusa Capital.

Paul Johnson:	Morning Randy. Morning Sal.

Salvatore D’Auria:	Hey, Paul, how are you?

Paul Johnson:	I’m well. It’s less early here than there.

Salvatore D’Auria:	But the birds are out singing, so it’s a good morning.

Paul Johnson:	Yeah. That’s probably right. It’s raining here. So, a couple of questions. Can you talk a little bit about Copper Mountain post the deal about how much per quarter in added expenses?

Randall Gausman:	So we’ll see about $2.7 million additional in the quarterly OPEX addition.

Paul Johnson:	And what kind of revenue might that also – I know on a longer term basis there’s some product integration but just on a short-term basis, will you sell any of their broadband product.

Salvatore D’Auria:	Yeah. So we believe that this transaction will be accretive by early ‘06 if that helps you get a sense of that. And obviously the VSP platform has, you know, has you know ties to some of the Copper Mountain legacy platforms.

Paul Johnson:	So will you sell any VantEdge or…?

Salvatore D’Auria:	We will only support VantEdge, which may result in some sales to support the current customers but remember we are not pursuing the BRAS market or the DSLAM market. We are firmly focused on the video space.

Paul Johnson:	Right. And you made that clear but they continue to have revenues, obviously, legacy revenues.

Salvatore D’Auria:	Yeah. I would say that their legacy revenues are minimal and should be thought of that way.

Paul Johnson:	Okay.

Salvatore D’Auria:	Going forward.

Paul Johnson:	Can you talk a tad bit about FTC Management, I think was the name of it, 23% customer?

Salvatore D’Auria:	Yeah. So, they are an IOC in the U.S. and we do believe that they are in the process of building their network and we believe it may turn out to be the first MPEG-4 deployment in the U.S. It is a network that will go in as MPEG-4, as again, as first extension of video will be MPEG-4 as oppose to MPEG 2 and they’re pretty excited about what they’re seeing.

Paul Johnson:	And they were zero in the December quarter, right?

Salvatore D’Auria:	That’s correct. This is the first revenue that we have recognized from them and the first revenue that we recognized from MPEG-4.

Paul Johnson:	Can you give any commentary on DWWC or the Hong Kong tell?

Salvatore D’Auria:	Yeah. PCCW?

Paul Johnson:	Yeah. That’s it.

Salvatore D’Auria:	The old Hong Kong tel. Actually we saw these folks, our good friends from there, last week. They are extremely excited about the progress they’ve made. I don’t know their exact customer count at the moment but it’s in excess of 400,000. Probably close to 500,000 customers.

One thing that’s very exciting for us is they’ve become a model throughout Asia for the successful deployment of video on a telco network. And they’ve been getting lots of visits from other carriers in the region and again, are very proud of the growth they’ve seen and the business model they’ve achieved.

Paul Johnson:	They – were they – obviously not a 10% customer in the March quarter, but did they contribute much?

Salvatore D’Auria:	They were not a 10% customer in the quarter and I’m not sure if they had any revenue in the quarter. But they, you know, continue to be a very good customer of ours and typically will order in cycles, every, you know, every other quarter or so. But they are a growing customer.

I will point out that they are an MPEG 2 customer. And they are now looking at MPEG-4 and we did demonstrate for them in Hong Kong MPEG-4 and they were very impressed with what they saw and were very complementary about how our MPEG-4 compared to other MPEG-4’s that they have been shown.

Paul Johnson:	I guess final question. It sounds like the Copper Mountain deal is now ahead of the CoSine deal even though the CoSine deal got started first?

Salvatore D’Auria:	We actually believe that they may actually both happen on the same day.

Paul Johnson:	Oh. All right. And your best guess is before the end of May.

Salvatore D’Auria:	That is the guess that we have and things are tracking to that.

Paul Johnson:	Excellent. Thank you.

Salvatore D’Auria:	Thank you.

Operator:	Your next question comes from the line of Eric Kainer with Needham and Company.

Eric Kainer:	Hello gentlemen, how are you today?

Randall Gausman:	Morning Eric.

Eric Kainer:	I’ve got a few questions for you. The first is, you know, just to follow on what Paul was saying about PCCW and the comment that you made Sal about it being an MPEG-2 customer. If we look at all the MPEG-2 only installed base that you have out there, is – could you talk about what is needed in order to bring them up to MPEG-4 and what kind of revenue opportunity that might hold for you?

Salvatore D’Auria:	Sure. We’re very excited about that. I think that we’ve in the past indicated that’s a, you know, a key growth factor for us with now over, you know, 120 service providers around the world in our essentially installed base, there is a great upgrade cycle. I mean, think about it, you know, 118 of those are MPEG 2 and two of those 120 are MPEG-4 so there’s well over 100 opportunities for upgrade to MPEG-4.

We have architected our system in such a way that with our Astria platform you can purchase an additional card, the MSP card, and slide it into the same chassis to bring MPEG-4 capabilities to that system. An important part of that is that that MPEG-4 can coexist with MPEG 2, which in fact, we believe is one of the ways that we will see our customers upgrade, particularly as they add incremental services like high definition TV. High definition TV will, you know, most likely be MPEG-4 in its first installation.

So we have an opportunity with again, more than 100 customers. The opportunity set can be incremental cards to again reside with the MPEG-2 or in some cases, some of our customers may be growing and they want a completely new headend that’s MPEG-4. And you know, we think that somewhere between incremental few channels per chassis to full chassis are, you know, representative of what the opportunity might be. But again, there’s over 100 customers that can participate in that.

Eric Kainer:	So if we looked at the number of installed systems and I assume that we’re talking, you know, at least initially one MSP card per installation. Is that correct or would there be multiple cards per installation?

Salvatore D’Auria:	I think there will be multiple cards per installation. I think if you look at it, you know, I think that the – it’s likely that you know, if you sort of dollarize things, I’d say that the upgrade of MPEG-4 depending on what they do. If they just do a few channels, it might be, you know, $50,000 per customer opportunity. If they do more of a full headend or additional channels, it can be a half a million to a million per customer.

So you can see there’s wide range and obviously if it was a million customer – a million dollars per customer and there’s a 100 customers, there’s a $100 million opportunity just with the installed base. That’s why we think it’s an important growth vector for us on top of our core business continuing to grow and on top of the large carriers – the large carrier potential that we’ve discussed.

Eric Kainer:	Well that sounds pretty exciting. Let me ask, if I could, about a couple other things. First is on the forward error correction front. It sounds like that is especially important in, let’s say, multi-tier networks such as those that you would expect out of your tier-1 opportunities. Do I have that broadly right?

Salvatore D’Auria:	Absolutely. You know, we think that it’s a good example of some of the real-world problems that the largest carriers are going to have. When you have multiple hub networks, you inevitably will be dropping packets. And it’s not like the data world where you just retransmit and no one ever knows it. When you drop some packets people know it right away, because it affects the quality immediately on that video stream.

So, you know, the great news about video is it’s one of the richest forms of data. The bad news about video is it’s that much more finicky. And so when you look and if you were at NAB and saw our demonstration, it’s actually pretty dramatic. By implementing the FEC algorithms, the video is literally cleaned up and looks perfect. With the dropped packets, it’s barely able to watch.

Eric Kainer:	Do you have any idea whether any of your competitors are also supporting FEC or have that—have announced anything that they’re going to be coming out with in order to support forward error correction?

Salvatore D’Auria:	Actually I don’t know the specifics there. I believe that we are the first to do this. I do believe that, I mean, it’s likely that others will announce it. Because people are going to very quickly understand the problem and the opportunity and the requirement for those things.

I will also mention, by the way, that many of our current customers, particularly those customers that have engaged in consortiums, have multiple hubs in their networks. So it’s - I think it’s a problem that will surface significantly with the largest carriers but we think we have a business opportunity with some of our current and smaller carriers.

Eric Kainer:	How would you then provide that as an upgrade to those customers? Is that a card swap, or what is that?

Salvatore D’Auria:	Depending on which cards they already have, it could just be a software upgrade.

Eric Kainer:	Okay. Okay.

Salvatore D’Auria:	Remember the architecture we have is one where we have soft - you know, basically a DSP engine that we continue to write applications on. MPEG-4, as an example, is an application on our DSP engine. FEC is also an application that runs on our DSP engine.

Eric Kainer:	Okay. And then the last topic that I really wanted to hit on was the Astria VSP product. It sounds like that is really the product that’s going to open up a couple of avenues that are very interesting for you. One is obviously potentially the cable TV side. And the other is on the FTTP. Because they are both likely to stay for the foreseeable future within RF video solutions. Is that broadly correct?

Salvatore D’Auria:	Absolutely. And as I mentioned, you know, we developed this product specifically for the opportunity sets that we saw in the markets and from specific customers on the fiber to the home or fiber to the premise side.

We were quite pleasantly surprised at the interest that we saw from cable operators. And not just small cable operators. But there are a number of applications that this solves. A number of problems it solves for them.

And for some of them, they walked up to the show and they said, you know, this small box here could replace an entire wall of equipment that I have today in my headends. And when I’m expanding to some new regions, this could be a very viable and cost-effective way of doing that.

So we’re excited about that. And you should expect to see us at some of the upcoming cable shows. There’s one coming up in the next month or so in Texas that we’re very excited about.

So we’re very excited about the VSP for both, again, FTTP and also cable. And it sort of completes the set for us. We have very strong solutions for copper, fiber and coax networks. And we think that’s a good position as video gets rolled out.

Eric Kainer:	Indeed. Thank you very much, and good luck.

Salvatore D’Auria:	Thank you.

Operator:	Your next question comes from Tim Savageaux with Merriman Curhan & Ford.

Tim Savageaux:	Good morning. Can you hear me?

Salvatore D’Auria:	Just fine, Tim.

Tim Savageaux:	Okay, great. Nice quarter. Wanted to ask you a couple of questions. First regarding the three major carrier opportunities that you mentioned. I wonder if you could provide perhaps a little more color on whether you’re approaching these opportunities directly or through partners.

I assume these guys are telephone companies, but I don’t know that; if you could talk about that or whether they’re U.S. based. Or, you know, just any kind of color you could provide on that front. And then I’ll follow up.

Salvatore D’Auria:	Sure. So number one, I want to make sure it’s clear. I just—these are just a selection of the opportunities that we’re going after. There are more than three opportunities with large carriers, but I just wanted to highlight those because we in my opinion have made significant progress.

Those three are U.S. top tier carriers. They’re three distinct carriers. Because again, our - you know, we are pursuing things with basically everyone that’s doing video we are pursuing things with.

And I think that you heard in my discussion that, you know, we’re making progress through the what I would call formal process that the largest carriers put us through.

Relative to partners, at least one of those was through a partner. But, you know, we take an interesting approach. And I think the right approach. We deal directly with the - in the early stages we deal directly with the carrier. Particularly on the technical level. And as we progress with them, based on their preference, we may bring in a partner that they have an interest in having in the equation.

And as I mentioned, we’ve made good progress with relationships with partners so that we are very confident that if a large carrier wants our product but would prefer to have that through a larger partner, we can facilitate that pretty easily given the progress that we’ve made over the last quarter or so with those partners.

Tim Savageaux:	Okay. And following on to that. I mean, you had referenced in the past some notion of your overall business opportunity set. And I think last call you said something on the order of $300 million from 100.

And if you size these three opportunities at 200 and they’re merely a selection—you know, not to sort of count pennies here, but can you give us a sense of whether that opportunity set that you referenced before has expanded? It certainly sounds that way.

Or whether you can give a sense of - you’ve also been commenting pretty consistently on the acceleration of the overall pace of activity. If you can give us an update on both of those …

Salvatore D’Auria:	Yes. I want to make it clear what I would call our core business funnel. You know, our business that we have with the IOCs in particular. That business, that funnel, grew again this quarter. And we’re very excited about that. We call that our core business.

These three opportunities alone, depending on how you size things, based on the projections we are given from these carriers, those three are well in excess of $200 million.

And, you know, I guess the overall equation on a relative basis to the last time we talked, again has grown.

Video is a very very active space. And I mean there should be no question in anyone’s mind that the largest carriers are racing to deploy video. And these things have accelerated.

You note that we spent $400,000 extra in R&D this quarter. An expense that we didn’t expect to have. Except the, you know, discussions with some of these, you know, large carriers indicated that they may want to do field trials earlier than we had expected.

So that $400,000 was for the purchase of components to build systems, again earlier than we had expected to build.

But you know what? I like spending that money on accelerating opportunities.

Tim Savageaux:	Okay. And then just to conclude. Can you give us some sense, and, you know, to the extent that you’re aware - who your competition might be at some of these major carrier opportunities? You know, if you have anything sort of beyond, in general we may have a sense but if you have any sort of specific indications of who you’re competing with …

Salvatore D’Auria:	I think that they’re all the usual suspects, Tim. They’re, you know, they’re the - and it depends on each of the opportunities. The, you know, the largest providers, the Tandberg’s and Harmonic’s and Scientific Atlantic’s are really the ones that we’re seeing.

I guess the difference is we’re not seeing any of the smaller competitors in these larger carriers.

Tim Savageaux:	Right. Okay, well thanks and congratulations.

Salvatore D’Auria:	Thank you, Tim.

(Operator):	Your next question comes from the line of Steve Levy with Lehman Brothers.

Steve Levy:	Good morning, Sal.

Salvatore D’Auria:	Hi Steve, how are you?

Steve Levy:	Good. Listen, just a couple questions on MPEG-4. First of all, I think you said you had a couple installations. And just curious what you’re getting as far as the bit rates getting through there and how that matches to what you think you’ll ultimately get.

And the second one is, how much of a gating factor is it as far as more deployments, more aggressive deployments as far as MPEG-4 set top boxes go? Availability of those boxes?

Salvatore D’Auria:	Right. Right. So relative to the set top boxes. You know, early this year we were very concerned about the availability of set top boxes. You know, there are lots of chip vendors racing to release their chip sets. Lots of set top box manufacturers waiting for those chips, developing things, etc. It was a pretty crazy early part of the year, anyway.

Things have gotten better. They are not perfect. There are still some - there are some suppliers that are hitting their schedules and we’re seeing some things earlier than we thought. There are some that are a little bit later. But we feel like, you know, relative to Q2 that things will track relative to our business and our backlog that we have.

Something to remember about the set top boxes which shouldn’t be a surprise. The earliest available set top boxes will not have the functionality that the ones that will have later.

So you’ll have some what I would call simpler set top boxes maybe just MPEG-4, maybe just MPEG-4 in combination with MPEG-2, with things like hard drives and other sort of PVR kinds of functionality coming out later in the year, in addition to high definition.

High definition is, you know, we view that as something that we will have our product later in the year. Primarily because it will coincide with the availability of high definition MPEG-4 set top boxes. Which again will be sort of at the later end of the set top box development.

In terms of the bit rates, we’ve always said that it’s half the bit rate and better quality than MPEG-2. We’ve actually surprised ourselves, and surprised a lot of people that have seen it. We’ve seen the bit rates comfortably come down to less than half the bit rate. So those streams that were, you know, three megabits are now 1 1/2 megabits. We actually can show them at 1.2 and you couldn’t tell the difference, or it would maybe even look better.

But a very important thing that we’re very proud of is we have implemented our constant bit rate algorithms that we have been successful with in MPEG-2 for MPEG-4. So we have seen MPEG-4 out there from a number of competitors, we still believe that we have the best quality for the lowest peak bit rate. Which we think is really key.

I mean, we can guarantee that the bit rate of that stream does not vary more than 1%. Whereas, you know, brand X may vary 5%, 10%. And that’s not good for a carrier network. So we’re very proud of that, and have been - we’ve been complimented on that from a number of people that have seen and dug into the details of our implementation.

Steve Levy:	Okay, thanks.

Salvatore D’Auria:	Thanks, Steve.

Operator:	Your next question comes from the line of Paul Johnson with Nicusa Capital.

Paul Johnson:	Just a quick follow up, Sal. The large customer 23%. Could you tell me who that is again?

Salvatore D’Auria:	The name of the customer, the name of their company, is FTC - what is it - FTC Communications?

Randall Gausman:	FTC Management.

Salvatore D’Auria:	Yes. I will point out that, you know, we’re mentioning them because we’re required to because they’re more than a 10% customer. They have not—they have not announced their new service and actually are somewhat sensitive to that because they want to make a big deal of it, you know, in the near future.

So we’re trying to take care of our requirements relative to our financial requirements, but also to be somewhat sensitive to their interest in making a big deal about their deployment.

But we do believe - actually I think it will be the first MPEG-4 video deployment in the U.S.

Paul Johnson:	And they’re a …

Salvatore D’Auria:	They’re an IOC. They’re a good size IOC in the U.S. And they’ve been working with us for quite some time, and in fact we began installing equipment back in December, you know, with them. And they’re making good progress.

And are very - in fact they’re a good example of a customer that said, you know, we don’t want to go with MPEG-2. We want to go directly to MPEG-4 for our first video service. Because we want to have something that is better than cable, and better than satellite, and has long reach on day one.

Paul Johnson:	Thank you.

Operator:	Your next question comes from Bill Morrison with Ryan Beck.

Bill Morrison:	Hi, guys.

Salvatore D’Auria:	Good morning, Bill.

Bill Morrison:	There’s two questions. The first one on the VSP and cable. Have you decided how you’re going to approach the cable market? Are you going to do it directly, or with partners?

The second one is on FEC. Do you have any partners that would distribute FEC, your FEC technology, specifically? And are any other competitors develop a OC-3 based FEC technology? Thanks.

Salvatore D’Auria:	Sure. So the first question about the cable space. Again, we were a bit surprised at the level of interest in the cable space. We obviously are not, you know, from that space. And we - our plans are pretty straightforward. We will be not only doing some things directly, but we will be leveraging partners even more so in that space as we roll out that product.

So you should expect us to, you know, we as an example may be more involved with some cable distributors which more so than we have been with telco distributors on the telco side.

Relative to the FEC. It’s interesting your question about partners. Because one of the large tier opportunities that I discussed earlier did involve FEC and it did involve a partner that also bid our solution to that carrier. So we leveraged things both directly and through a partner. So it was again multiple bid. Same product, multiple bids to a large carrier.

You’re right. One of the nice things in our implementation is that we support an industry standard called Pro MPEG. And we believe that others will do that. Because it’s a standard, so we expect people will. But we believe that we are about the first out there, if not the first out there, with that implementation.

Which is a much I call safer implementation. Because it’s not proprietary, it is - our FEC is standards based and we think that’s important for the real deployment of this in the networks.

Bill Morrison:	Great; thanks a lot.

Salvatore D’Auria:	Thanks, Bill.

Operator:	Again I would like to remind everyone, in order to ask a question please press star then the number 1 on your telephone keypad.

We’ll pause for just a moment for further questions.

At this time there are no further questions. Sirs, I’d like to turn it back over to you for closing remarks.

Salvatore D’Auria:	Well thank you very much. Thank you for joining us on this call. Thank you for your good questions. And we look forward to the rest of ‘05 and rolling out these things. We have a lot of exciting things going on.

And also just one last comment to those Copper Mountain and Cosine shareholders. Please vote yes. And remember that not voting is a “no” vote. So we’d like to see that they proceed in a very positive way.

Again, thank you for your time. And we look forward to updating you next quarter.

Operator:	Thank you, ladies and gentlemen. This concludes today’s TUT systems first quarter financial results conference call. You may now disconnect.

END

Additional Information About the Proposed Mergers and Where to Find It

In connection with the proposed mergers of Tut Systems and CoSine Communications, Inc., and Tut Systems and Copper Mountain Networks, Inc., Tut Systems has filed registration statements on Form S-4 with the Securities and Exchange Commission. These registration statements include a prospectus of Tut Systems as well as proxy statements for each of Tut Systems’, CoSine Communications’, and Copper Mountain’s stockholder meetings. Investors and security holders are advised to read the relevant registration statement, prospectus and proxy statement because they contain important information about the proposed mergers. Investors and security holders may obtain a free copy of the respective registration statement, prospectus and proxy statement and other documents filed with the Securities and Exchange Commission by Tut Systems, CoSine Communications and Copper Mountain at the Securities and Exchange Commissions website at http:/www.sec.gov. Free copies of such materials may also be obtained from:

Tut Systems, Inc. Randall Gausman 6000 SW Meadows Road, Suite 200 Lake Oswego, Oregon 97035 Telephone No.: (917) 217-0400	CoSine Communications Terry Gibson 560 S. Winchester Blvd., Suite 500 San Jose, California 95128 Telephone No.: (408) 236-7517	Copper Mountain Networks, Inc. Greg Peck 10145 Pacific Heights Blvd., Suite 530 San Diego, California 92121 Telephone No.: (858) 410-7110

Tut Systems, CoSine Communications, and Copper Mountain, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Tut Systems’, CoSine Communications’ and Copper Mountain’s stockholders in connection with the proposed mergers. Information about the directors and executive officers of Tut Systems and their ownership of Tut Systems stock will be set forth in the proxy statement for Tut Systems’ 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of CoSine Communications and their interests in the CoSine Communications merger will be set forth in the proxy statement for CoSine Communications’ Special Meeting of Stockholders. Information about the directors and executive officers of Copper Mountain and their interests in the Copper Mountain merger will be set forth in the proxy statement for Copper Mountain’s Special Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.